October 12, 2018

Petru Afanasenco
President
Kelinda, Inc.
str. Mihail Kogalniceanu, 66, off. 3
Chisinau, Republic of Moldova, MD-2009

       Re: Kelinda, Inc.
           Registration Statement on Form S-1
           Filed September 14, 2018
           File No. 333-227350

Dear Mr. Afanasenco:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 14, 2018

Cover Page

1. Update the front cover page of your Form S-1 to conform to the most current version of the form, which includes a check mark box related to the extended transition period for complying with any new or revised financial accounting standards provided to Section
       7(a)(2)(B) of the Securities Act.
2. Your disclosure here and on the forepart of the registration indicates that you will sell the shares of common stock being registered in this offering at a fixed price of $0.03 per share until your common stock is quoted on the OTC or listed on an exchange "and thereafter at prevailing market prices or privately negotiated prices." Please reconcile this
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FirstName LastNamePetru Afanasenco
Kelinda, Inc.
Comapany NameKelinda, Inc.
October 12, 2018
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         disclosure with your other statement on the cover page that you will sell the registered shares at such fixed price "for the duration of the Offering."
3. You state that "net proceeds [will be] the same as gross proceeds" because your officers are paying all the offering expenses. In the Use of Proceeds and Plan of Distribution sections, however, your disclosure indicates that the estimated offering expenses of
         $10,000 will be borne by the company and come out of gross proceeds. Please reconcile.
Our Company

4. You disclose that your application "is expected to be launched in early December 2018."
         We note, however, your disclosure in MD&A that "[i]t is anticipated that the app can be completed and operational in approximately 5 months" and that "[i]n the event that the full proceeds of the offering are not raised, the timing of the rollout will be slowed."
         Please reconcile.
Business Strategic Objectives for the next 12-month period

5. We note your strategic objectives for the next 12 months include "increase[ing] revenue"
         and improv[ing] customer retention." As you have generated no revenue and have no customers as of today, please revise to remove any implication to the contrary. In this regard, we note your statement in MD&A that "[i]t is anticipated that [you] will receive increasing revenues from operations in the coming year, however since [you] ha[ve] not gained any revenues to date, it is difficult to anticipate what those revenues will be, or whether they will ever occur."
Our Company is an "emerging growth company," as defined in the Jumpstart Our Business
Startups Act

6. Please update your disclosure describing how you may lose emerging growth company status. In particular, we note that the gross revenue threshold is $1,070,000,000 and the non-convertible debt limit is $1,000,000,000. Refer to the definition of emerging growth company found in Rule 405 of the Securities Act of 1933.
Risk Factors
Risks Relating to the Early Stage of Our Company
Foreign Officers Could Result in Difficulty Enforcing Rights

7. Please enhance your disclosure by specifically describing the risks that U.S. shareholders face in:

             effecting service of process within the U.S. on your officers and directors;

             enforcing judgments obtained in U.S. courts based on the civil liability provisions of
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FirstName LastNamePetru Afanasenco
Kelinda, Inc.
Comapany NameKelinda, Inc.
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             the U.S. federal securities laws against your officers and directors;

             enforcing judgments of U.S. courts based on the civil liability provisions of the U.S.
             federal securities laws in foreign courts against your officers and directors; and

             bringing an original action in foreign courts to enforce liabilities based on the U.S.
             federal securities laws against your officers and directors.
Dilution

8. We note that you have not provided a comparison of the public contribution under the proposed public offering and the effective cash contribution of your officers and directors. Given there is a substantial disparity, please revise. In this regard, we note that your officers and directors purchased the 7,000,000 shares of common stock that are issued and outstanding at par value ($0.001) for total cash contribution of $7,000. Refer to Item 506 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources

9. You disclose that you need between $60,000 and $120,000 to conduct planned operations over the next 12 months and that you anticipate you will raise such amount in this offering. Given there is no guarantee that you will sell any securities pursuant to this registration statement, please also disclose the current rate at which you use funds in your operations and the minimum period of time that you will be able to use currently available funds to conduct planned operations. Also, reconcile your statement indicating that you have no agreements for alternative financing in place with your statement that you have formal loan commitments totaling $90,000 from your officers and directors. In this regard, we note the loan agreements that have been filed as Exhibits
10.1 and 10.2 to the
         registration statement.
Business Description
Government Regulation

10. You state that you do not believe that governmental regulations will have a material impact on the way that you conduct your business. We note, however, that your application will allow users to upload and store personal health data and, therefore, your business will likely be subject to the Health Insurance Portability and Accountability Act
         of 1996 ("HIPAA"). Please revise your disclosure to address the impact of HIPAA or advise. Refer to Item 101(h)(4)(ix) of Regulation S-K.
Certain Relationships and Related Party Transactions

11. Please revise this section to disclose information regarding the loans that your officers and
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Comapany NameKelinda, Inc.
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         directors have extended to you pursuant to the agreements that have been filed as Exhibits
         10.1 and 10.2. In this regard, we note your disclosure in Note 5 to the financial statements that Petru Afanasenco and Andrei Afanasenco have loaned you $100 and $1,000, respectively, as of June 30, 2018. Further, disclose information regarding the 4,000,000 shares of common stock that you issued to Petru Afanasenco and the 3,000,000 shares of common stock that you issued to Andrei Afanasenco on December 18, 2018, for cash contribution of $4,000 and $3,000, respectively. Refer to Item 404(d) of Regulation S-K.
Financial Statements
Notes to the Audited Financial Statements, page F-6

12.      Please disclose the date of your fiscal year-end.
13. Your disclosure indicates that your principal executive offices are located in the Republic of Moldova. Please disclose your functional and reporting currency. Refer to ASC Topic
         830-10-20.
Signatures

14. Instruction 1 to Signatures of Form S-1 requires that the form be signed by your principal executive officer or officers, your principal financial officer, and your controller or principal accounting officer. Please revise. To the extent an officer is signing in more than one capacity, indicate each capacity in which he is signing. Also, with regard to the power of attorney, provide a reference in the exhibit index to this section of the registration statement. Refer to Item 601(b)(24) of Regulation S-K.
General

15. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and nominal assets. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-
         8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
16. We note that you cite to the uniform resource locator (URL) for the work that you cite in the prospectus. Please note that when an issuer includes an active hyperlink or an inactive
         URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Further, the information on the website must be filed as part of the issuer's document. Refer to Release No. 34-42728, footnote 41, and file the hyperlinked information, or revise to remove the URL.
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Kelinda, Inc.
October 12, 2018
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17. Please paginate the registration statement and ensure that the page numbers correspond with the table of contents that has been provided pursuant to Item 502(a) of Regulation
      SK.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, me at (202) 551-3456 with any other questions.



                                                           Sincerely,

FirstName LastNamePetru Afanasenco                         Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameKelinda, Inc.
                                                           and Services
October 12, 2018 Page 5
cc:       Sharon D. Mitchell
FirstName LastName